# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PHATHOM PHARMACEUTICALS, INC., CIK 0001783183
CUSIP: 71722W107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 CAMPUS DRIVE,, SUITE 102, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,738,457; sole dispositive power 0; shared dispositive power 5,738,457; aggregate amount beneficially owned 5,738,457 (8% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 3,963,667 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,738,457; sole dispositive power 0; shared dispositive power 5,738,457; aggregate amount beneficially owned 5,738,457 (8% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 3,963,667 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,738,457; sole dispositive power 0; shared dispositive power 5,738,457; aggregate amount beneficially owned 5,738,457 (8% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 3,963,667 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- Frazier Life Sciences Public Overage Fund, L.P. (CIK 0001913804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,531,870; sole dispositive power 0; shared dispositive power 1,531,870; aggregate amount beneficially owned 1,531,870 (2.2% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 1,008,323 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (ii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- FHMLSP Overage, L.P. (CIK 0001963247): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,531,870; sole dispositive power 0; shared dispositive power 1,531,870; aggregate amount beneficially owned 1,531,870 (2.2% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 1,008,323 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (ii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- FHMLSP Overage, L.L.C. (CIK 0001963248): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,531,870; sole dispositive power 0; shared dispositive power 1,531,870; aggregate amount beneficially owned 1,531,870 (2.2% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 1,008,323 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (ii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 48,203; sole dispositive power 0; shared dispositive power 48,203; aggregate amount beneficially owned 48,203 (0.1% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 48,203; sole dispositive power 0; shared dispositive power 48,203; aggregate amount beneficially owned 48,203 (0.1% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 48,203; sole dispositive power 0; shared dispositive power 48,203; aggregate amount beneficially owned 48,203 (0.1% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 961,550; sole dispositive power 0; shared dispositive power 961,550; aggregate amount beneficially owned 961,550 (1.4% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 950,465 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (ii) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 961,550; sole dispositive power 0; shared dispositive power 961,550; aggregate amount beneficially owned 961,550 (1.4% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 950,465 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (ii) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 961,550; sole dispositive power 0; shared dispositive power 961,550; aggregate amount beneficially owned 961,550 (1.4% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 950,465 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (ii) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- Frazier Life Sciences IX, L.P. (CIK 0001720320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,827,415; sole dispositive power 0; shared dispositive power 5,827,415; aggregate amount beneficially owned 5,827,415 (8.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.
  
  The percentage listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- FHMLS IX, L.P. (CIK 0001782789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,827,415; sole dispositive power 0; shared dispositive power 5,827,415; aggregate amount beneficially owned 5,827,415 (8.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.
  
  The percentage listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- FHMLS IX, L.L.C. (CIK 0001782791): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,827,416; sole dispositive power 0; shared dispositive power 5,827,416; aggregate amount beneficially owned 5,827,416 (8.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. and (i) 1 share of Common Stock held directly by FHMLS IX, L.L.C. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C.
  
  The percentage listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 223,986; sole dispositive power 0; shared dispositive power 223,986; aggregate amount beneficially owned 223,986 (0.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of 223,986 shares of Common Stock held directly by Frazier Life Sciences XII, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 223,986; sole dispositive power 0; shared dispositive power 223,986; aggregate amount beneficially owned 223,986 (0.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of 223,986 shares of Common Stock held directly by Frazier Life Sciences XII, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 223,986; sole dispositive power 0; shared dispositive power 223,986; aggregate amount beneficially owned 223,986 (0.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of 223,986 shares of Common Stock held directly by Frazier Life Sciences XII, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 13 is calculated based on 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 98,508; shared voting power 14,331,482; sole dispositive power 98,508; shared dispositive power 14,331,482; aggregate amount beneficially owned 14,429,990 (19.9% of the class)
  Comment: The shares listed in rows 7 and 9 consist of (i) 32,096 shares of Common Stock held directly by James N. Topper, (ii) 3,912 shares of Common Stock held by Topper Group III LLC and (iii) 62,500 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of May 9, 2025. Dr. Topper is a manager of Topper Group III LLC and shares voting and investment power over the shares held by Topper Group III LLC.
  
  The shares listed in rows 8, 10 and 11 consist of (i) 3,963,667 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (iii) 1,008,323 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., (iv) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (v) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (vi) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (vii) 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P., (viii) 950,465 shares of Common Stock held directly by Frazier Life Sciences XI, L.P., (ix) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025 and (x) 223,986 shares of Common Stock held directly by Frazier Life Sciences XII, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025, (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (iii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (iv) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025 and (v) 62,500 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of May 9, 2025.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 14,937; shared voting power 14,331,482; sole dispositive power 14,937; shared dispositive power 14,331,482; aggregate amount beneficially owned 14,346,419 (19.9% of the class)
  Comment: The shares listed in rows 7 and 9 consist of 14,937 shares of Common Stock held by The Heron Living Trust 11/30/2004. Mr. Heron is the co-trustee of The Heron Living Trust 11/30/2004 and has voting and investment power over the shares held by The Heron Living Trust 11/30/2004.
  
  The shares listed in rows 8, 10 and 11 consist of (i) 3,963,667 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (iii) 1,008,323 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., (iv) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (v) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (vi) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (vii) 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P., (viii) 950,465 shares of Common Stock held directly by Frazier Life Sciences XI, L.P., (ix) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025 and (x) 223,986 shares of Common Stock held directly by Frazier Life Sciences XII, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025, (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (iii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025 and (iv) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- Albert Cha (CIK 0001397906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,270,327; sole dispositive power 0; shared dispositive power 7,270,327; aggregate amount beneficially owned 7,270,327 (10.1% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 3,963,667 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (iii) 1,008,323 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (iv) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025, (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025 and (iii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- James Brush (CIK 0001865123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,270,327; sole dispositive power 0; shared dispositive power 7,270,327; aggregate amount beneficially owned 7,270,327 (10.1% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 3,963,667 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025, (iii) 1,008,323 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (iv) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025, (ii) 1,774,790 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025 and (iii) 523,547 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.
- Daniel Estes (CIK 0001702527): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,185,536; sole dispositive power 0; shared dispositive power 1,185,536; aggregate amount beneficially owned 1,185,536 (1.7% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consist of (i) 950,465 shares of Common Stock held directly by Frazier Life Sciences XI, L.P., (ii) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025 and (iii) 223,986 shares of Common Stock held directly by Frazier Life Sciences XII, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 13 is calculated based the sum of (i) 69,814,121 shares of the Issuer's Common Stock outstanding as of April 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2025 and (ii) 11,085 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of May 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: PHATHOM PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 100 CAMPUS DRIVE,, SUITE 102, FLORHAM PARK, New Jersey (NJ), 07932
Comment: This Amendment No. 9 ("Amendment No. 9") to Schedule 13D amends the statement on Schedule 13D filed on November 6, 2019 (the "Original Schedule 13D"), as amended on June 17, 2020, December 23, 2020, August 11, 2022, September 26, 2022, May 5, 2023, May 26, 2023, June 6, 2024 and August 22, 2024 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 9, the "Schedule 13D"). Except as otherwise specified in Amendment No. 9, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 9 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF")
FHMLSP Overage, L.P.
FHMLSP Overage, L.L.C.
Frazier Life Sciences IX, L.P. ("FLS IX")
FHMLS IX, L.P.
FHMLS IX, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Albert Cha ("Cha")
James Brush ("Brush")
Daniel Estes ("Estes" and together with Topper, Heron, Cha and Brush, the "Members")
Residence or business address:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Present principal occupation or employment: The principal business of the Members is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLSPOF, FHMLSP Overage, L.P., FHMLSP Overage, L.L.C., FLS IX, FHMLS IX, L.P., FHMLS IX, L.L.C., FLS X, FHMLS X, L.P., FHMLS X, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C., FLS XII, FHMLS XII, L.P. and FHMLS XII, L.L.C. and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Entities: FLSPF - Delaware, U.S.A.
FHMLSP, L.P. - Delaware, U.S.A.
FHMLSP, L.L.C. - Delaware, U.S.A.
FLSPOF - Delaware, U.S.A.
FHMLSP Overage, L.P. - Delaware, U.S.A.
FHMLSP Overage, L.L.C. - Delaware, U.S.A.
FLS IX - Delaware, U.S.A.
FHMLS IX, L.P. - Delaware, U.S.A.
FHMLS IX, L.L.C. - Delaware, U.S.A.
FLS X - Delaware, U.S.A.
FHMLS X, L.P. - Delaware, U.S.A.
FHMLS X, L.L.C. - Delaware, U.S.A.
FLS XI - Delaware, U.S.A.
FHMLS XI, L.P. - Delaware, U.S.A.
FHMLS XI, L.L.C. - Delaware, U.S.A.
FLS XII - Delaware, U.S.A.
FHMLS XII, L.P. - Delaware, U.S.A.
FHMLS XII, L.L.C. - Delaware, U.S.A.

Individuals: Topper - United States Citizen
Heron - United States Citizen
Cha - United States Citizen
Brush - United States Citizen
Estes - United States Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), FLS IX purchased from the Issuer (including shares purchased from YamadaCo IIA, Inc., which merged with and into the Issuer on March 13, 2019) in a series of private transactions, 4,877,998 shares of Common Stock and unsecured convertible promissory notes representing a principal amount of $20,000,000, such that the aggregate purchase price for both the shares of Common Stock and the unsecured convertible promissory notes is equal to $20,001,442.92. Upon closing of the IPO, the principal amount and accrued interest owed under the unsecured convertible promissory notes held by FLS IX automatically converted into 1,353,640 shares of Common Stock of the Issuer, resulting in FLS IX holding a total of 6,231,638 shares of Common Stock at such time. In addition, at the time of the IPO, FLS IX purchased an aggregate of 1,052,631 shares of Common Stock of the Issuer at the IPO price of $19.00 per share, resulting in FLS holding a total of 7,284,269 shares of the Issuer's Common Stock at such time.

On June 12, 2020, FLS IX effected an in-kind pro rata stock distribution, pursuant to which it distributed a total of 1,456,854 shares of the Issuer's Common Stock to its limited partners and general partner, including FHMLS IX, L.L.C., Topper and Heron.

Between August 9, 2022 and May 24, 2023, FLSPF has purchased an aggregate of 2,795,916 shares of Common Stock of the Issuer for an approximate total purchase price of $25,364,826.

Between August 9, 2022 and May 24, 2023, FLS XI has purchased an aggregate of 822,118 shares of Common Stock of the Issuer for an approximate total purchase price of $7,880,834.

On May 24, 2023, FLSPOF purchased an aggregate of 663,830 shares of Common Stock of the Issuer for an approximate total purchase price of $7,800,013.

On May 25, 2023, Topper received a restricted stock unit award for 9,000 shares of Common Stock that was released to Topper on May 23, 2024 as consideration for Topper's service on the Issuer's board of directors.

On May 23, 2024, Topper received a restricted stock unit award for 10,500 shares of Common Stock that will be released to Topper on May 23, 2025 as consideration for Topper's service on the Issuer's board of directors.

On August 20, 2024, FLSPF purchased a warrant to purchase 2,004,956 shares of the Issuer's Common Stock for an approximate total purchase price of $23,054,989.

On August 20, 2024, FLSPOF purchased a warrant to purchase 591,443 shares of the Issuer's Common Stock for an approximate total purchase price of $6,801,003.

On August 20, 2024, FLS XI purchased a warrant to purchase 12,523 shares of the Issuer's Common Stock for an approximate total purchase price of $144,002.

On May 9, 2025, FLSPF purchased an aggregate of 862,502 shares of Common Stock of the Issuer for an approximate total purchase price of $2,791,432.44.

On May 9, 2025, FLSPOF purchased an aggregate of 254,442 shares of Common Stock of the Issuer for an approximate total purchase price of $823,485.

On May 9, 2025, FLS X purchased an aggregate of 35,602 shares of Common Stock of the Issuer for an approximate total purchase price of $115,224.

On May 9, 2025, FLS XI purchased an aggregate of 94,798 shares of Common Stock of the Issuer for an approximate total purchase price of $306,808.

On May 9, 2025, FLS XII purchased an aggregate of 165,436 shares of Common Stock of the Issuer for an approximate total purchase price of $535,423.

On May 12, 2025, FLSPF purchased an aggregate of 305,249 shares of Common Stock of the Issuer for an approximate total purchase price of $927,804.

On May 12, 2025, FLSPOF purchased an aggregate of 90,051 shares of Common Stock of the Issuer for an approximate total purchase price of $273,710.

On May 12, 2025, FLS X purchased an aggregate of 12,601 shares of Common Stock of the Issuer for an approximate total purchase price of $38,301.

On May 12, 2025, FLS XI purchased an aggregate of 33,549 shares of Common Stock of the Issuer for an approximate total purchase price of $101,972.

On May 12, 2025, FLS XII purchased an aggregate of 58,550 shares of Common Stock of the Issuer for an approximate total purchase price of $177,963.

FLSPF holds 3,963,667 shares of this Issuer's Common Stock and a pre-funded warrant to purchase up to 2,004,956 shares of the Issuer's Common Stock (the "FLSPF Shares"), FLSPOF holds 918,272 shares of this Issuer's Common Stock and a pre-funded warrant to purchase up to 591,443 shares of the Issuer's Common Stock (the "FLSPOF Shares"), FLS IX holds 5,827,415 shares of the Issuer's Common Stock (the "FLS IX Shares"), FHMLS IX, L.L.C. holds 1 share of the Issuer's Common Stock (the "FHMLS IX, L.L.C. Share"), FLS X holds 35,602 shares of the Issuer's Common Stock (the "FLS X Shares"), FLS XI holds 916,916 shares of this Issuer's Common Stock and a pre-funded warrant to purchase up to 12,523 shares of the Issuer's Common Stock (the "FLS XI Shares"), FLS XII holds 165,436 shares of the Issuer's Common Stock (the "FLS XII Shares"), Heron holds 14,937 shares of the Issuer's Common Stock, which shares are held by The Heron Living Trust 11/30/2004, of which Heron is the co-trustee (the "Heron Shares"), and Topper holds 98,508 shares of the Issuer's Common Stock, of which 32,096 of such shares are held directly by Topper, 3,912 shares are held by Topper Group III LLC, of which Topper is a manager and the remaining 62,500 shares are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of May 9, 2025 (the "Topper Shares"). Additionally, each of the pre-funded warrants held by FLSPF, FLSPOF and FLS XI (collectively, the Pre-Funded Warrants") contain a provision, which precludes the exercise of the Pre-Funded Warrants to the extent that, following exercise, any of the Reporting Persons, together with their affiliates and other attribution parties, would own more than 19.99% of the Common Stock outstanding of the Issuer. FLSPF, FLSPOF and FLS XI currently prohibited from exercising a portion of the Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 14,429,990 shares of Common Stock of the Issuer.

The working capital of FLSPF, FLSPOF, FLS IX, FLS X, FLS XI and FLS XII was the source of the funds for the purchase of the FLSPF Shares, the FLSPOF Shares, the FLS IX Shares, the FLS X Shares, the FLS XI Shares and the FLS XII Shares. No part of the purchase price of the FLSPF Shares, the FLSPOF Shares, the FLS IX Shares, the FLS X Shares, the FLS XI Shares or the FLS XII Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLSPF Shares, the FLSPOF Shares, the FLS IX Shares, the FLS X Shares, the FLS XI Shares, the FLS XII Shares, the Heron Shares or the Topper Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
FLSPF, FLSPOF, FLS IX, FLS X, FLS XI and FLS XII each acquired the FLSPF Shares, the FLSPOF Shares, the FLS IX Shares, the FLS X Shares, the FLS XI Shares and the FLS XII Shares, as the case me be, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLSPF, FLSPOF, FLS IX, FLS X, FLS XI and FLS XII and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5. Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of Topper's cover pages has been rounded down to 19.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, FLSPF Shares, the FLSPOF Shares, the FLS IX Shares, the FLS X Shares, the FLS XI Shares, the FLS XII Shares, the Heron Shares or the Topper Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 Joint Filing Agreement.

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (05/13/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (05/13/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (05/13/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (05/13/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (05/13/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (05/13/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (05/13/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (05/13/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (05/13/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (05/13/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (05/13/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (05/13/2025)
- Frazier Life Sciences IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P., GP of Frazier Life Sciences IX, L.P. (05/13/2025)
- FHMLS IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P. (05/13/2025)
- FHMLS IX, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C. (05/13/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (05/13/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (05/13/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (05/13/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (05/13/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (05/13/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (05/13/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (05/13/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (05/13/2025)